EXHIBIT 99.1

Statoil ASA: Information relating to dividend for first quarter 2018

Key information relating to the cash dividend to be paid by Statoil (OSE:STL, NYSE:STO) for first quarter 2018.

Dividend amount: 0.23
Declared currency: USD
Last day including rights: 20 August 2018
Ex-date: 21 August 2018
Record date:  22  August 2018
Payment date: On or around 30 August 2018 at Oslo Stock Exchange (Oslo Børs), on or around 31 August 2018 at New York Stock Exchange.

Other information: Dividend per share in NOK will be communicated 28 August 2018.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.